Confidential Treatment Requested by Kontoor Brands, Inc.

Pursuant to 17 C.F.R. Section 200.83

As Confidentially Submitted to the Securities and Exchange Commission on March 5, 2019

File No. 001-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Kontoor Brands, Inc.

(Exact Name of Registrant as Specified in Its Charter)

North Carolina	83-2680248
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

400 N. Elm Street Greensboro, North Carolina	27401
(Address of Principal Executive Offices)	(Zip Code)

336-332-3400

(Registrant’s telephone number, including area code)

Copies to:

Deanna L. Kirkpatrick

Marc O. Williams

Daniel Brass

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, no par value

Securities to be registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Confidential Treatment Requested by Kontoor Brands, Inc.

Pursuant to 17 C.F.R. Section 200.83

Kontoor Brands, Inc. (“Kontoor Brands”)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

CROSS REFERENCE SHEET BETWEEN INFORMATION STATEMENT AND ITEMS OF FORM 10

Certain information required to be included herein is incorporated by reference to specifically identified portions of the body of the information statement filed herewith as Exhibit 99.1 (the “information statement”). None of the information contained in the information statement shall be incorporated by reference herein or deemed to be a part hereof unless such information is specifically incorporated by reference.

Item 1.	Business.

The information required by this item is contained in the sections “Summary,” “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “The Separation,” “Capitalization,” “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Compensation Discussion and Analysis,” “Management,” “Certain Relationships and Related Party Transactions,” “Where You Can Find More Information” and “Index to Financial Statements” (and the statements referenced therein) of the information statement. Those sections are incorporated herein by reference.

Item 1A.	Risk Factors.

The information required by this item is contained in the sections “Risk Factors” and “Special Note Regarding Forward-Looking Statements” of the information statement. Those sections are incorporated herein by reference.

Item 2.	Financial Information.

The information required by this item is contained in the sections “Summary,” “Risk Factors,” “Capitalization,” “Unaudited Pro Forma Combined Financial Statements,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Index to Financial Statements” (and the statements referenced therein) of the information statement. Those sections are incorporated herein by reference.

Item 3.	Properties.

The information required by this item is contained in the section “Business—Properties” of the information statement. That section is incorporated herein by reference.

Item 4.	Security Ownership of Certain Beneficial Owners and Management.

The information required by this item is contained in the section “Ownership of Common Stock by Certain Beneficial Owners and Management” of the information statement. That section is incorporated herein by reference.

Item 5.	Directors and Executive Officers.

The information required by this item is contained in the section “Management” of the information statement. That section is incorporated herein by reference.

Item 6.	Executive Compensation.

The information required by this item is contained in the sections “Compensation Discussion and Analysis” and “Management” of the information statement. Those sections are incorporated herein by reference.

Confidential Treatment Requested by Kontoor Brands, Inc.

Pursuant to 17 C.F.R. Section 200.83

Item 7.	Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is contained in the sections “The Separation—Agreements with VF,” “Certain Relationships and Related Party Transactions,” “Management,” “Compensation Discussion and Analysis” and “Ownership of Common Stock by Certain Beneficial Owners and Management” of the information statement. Those sections are incorporated herein by reference.

Item 8.	Legal Proceedings.

The information required by this item is contained in the section “Business—Legal Proceedings” of the information statement. That section is incorporated herein by reference.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

The information required by this item is contained in the sections “Summary,” “Risk Factors,” “The Separation,” “Dividend Policy,” “Capitalization” and “Description of Capital Stock” of the information statement. Those sections are incorporated herein by reference.

Item 10.	Recent Sales of Unregistered Securities.

The information required by this item is contained in the section “Description of Capital Stock—Distributions of Securities” of the information statement. That section is incorporated herein by reference.

Item 11.	Description of Registrant’s Securities to Be Registered.

The information required by this item is contained in the section “Description of Capital Stock” of the information statement. That section is incorporated herein by reference.

Item 12.	Indemnification of Directors and Officers.

The information required by this item is contained in the section “Description of Capital Stock” of the information statement. That section is incorporated herein by reference.

Item 13.	Financial Statements and Supplementary Data.

The information required by this item is contained in the sections “Index to Financial Statements” (and the statements referenced therein) of the information statement. Those sections are incorporated herein by reference.

Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 15.	Financial Statements and Exhibits.

(a) Financial Statements

The information required by this item is contained in the sections “Index to Financial Statements” (and the statements referenced therein) of the information statement. That section is incorporated herein by reference.

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Confidential Treatment Requested by Kontoor Brands, Inc.

Pursuant to 17 C.F.R. Section 200.83

(b) Exhibits

The following documents are filed as exhibits hereto:

Exhibit Number	Exhibit Title

2.1	Form of Separation and Distribution Agreement between V.F. Corporation and Kontoor Brands, Inc.

3.1	Form of Amended and Restated Articles of Incorporation of Kontoor Brands, Inc.

3.2	Form of Amended and Restated Bylaws of Kontoor Brands, Inc.

10.1	Form of Transition Services Agreement

10.2	Form of Tax Matters Agreement

10.3	Form of Employee Matters Agreement*

10.4	Form of VF Intellectual Property License Agreement

10.5	Form of Kontoor Brands Intellectual Property License Agreement

10.6	Form of 2019 Stock Compensation Plan

10.7	Form of Stock Compensation Plan Non-Qualified Stock Option Certificate

10.8	Form of Stock Compensation Plan Non-Qualified Stock Option Certificate for Non-Employee Directors

10.9	Form of Award Certificate for Performance-Based Restricted Stock Units

10.10	Form of Award Certificate for Restricted Stock Units for Non-Employee Directors

10.11	Form of Award Certificate for Restricted Stock Units

10.12	Form of Award Certificate for Restricted Stock Award

10.13	Form of Executive Deferred Savings Plan

10.14	Form of Executive Deferred Savings Plan II

10.15	Form of Change in Control Agreement*

10.16	Form of Management Incentive Compensation Plan

10.17	Form of Deferred Savings Plan for Non-Employee Directors

10.18	Form of Indemnification Agreement for Non-Employee Directors*

10.19	Form of Mid-Term Incentive Plan, a subplan under the Stock Compensation Plan

21.1	Subsidiaries of the Registrant*

99.1	Preliminary Information Statement dated March 5, 2019

99.2	Form of Notice of Internet Availability of Information Statement Materials*

*	To be filed by amendment.

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Confidential Treatment Requested by Kontoor Brands, Inc.

Pursuant to 17 C.F.R. Section 200.83

EXHIBIT INDEX

Exhibit Number	Exhibit Title

2.1	Form of Separation and Distribution Agreement between V.F. Corporation and Kontoor Brands, Inc.

3.1	Form of Amended and Restated Articles of Incorporation of Kontoor Brands, Inc.

3.2	Form of Amended and Restated Bylaws of Kontoor Brands, Inc.

10.1	Form of Transition Services Agreement

10.2	Form of Tax Matters Agreement

10.3	Form of Employee Matters Agreement*

10.4	Form of VF Intellectual Property License Agreement

10.5	Form of Kontoor Brands Intellectual Property License Agreement

10.6	Form of 2019 Stock Compensation Plan

10.7	Form of Stock Compensation Plan Non-Qualified Stock Option Certificate

10.8	Form of Stock Compensation Plan Non-Qualified Stock Option Certificate for Non-Employee Directors

10.9	Form of Award Certificate for Performance-Based Restricted Stock Units

10.10	Form of Award Certificate for Restricted Stock Units for Non-Employee Directors

10.11	Form of Award Certificate for Restricted Stock Units

10.12	Form of Award Certificate for Restricted Stock Award

10.13	Form of Executive Deferred Savings Plan

10.14	Form of Executive Deferred Savings Plan II

10.15	Form of Change in Control Agreement*

10.16	Form of Management Incentive Compensation Plan

10.17	Form of Deferred Savings Plan for Non-Employee Directors

10.18	Form of Indemnification Agreement for Non-Employee Directors*

10.19	Form of Mid-Term Incentive Plan, a subplan under the Stock Compensation Plan

21.1	Subsidiaries of the Registrant*

99.1	Preliminary Information Statement dated March 5, 2019

99.2	Form of Notice of Internet Availability of Information Statement Materials*

*	To be filed by amendment.

Confidential Treatment Requested by Kontoor Brands, Inc.

Pursuant to 17 C.F.R. Section 200.83

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

KONTOOR BRANDS, INC.

By:
	Name:	Rustin Welton
	Title:	Vice President and Chief Financial Officer

Date:                     , 2019